Exhibit 12.1
LaSalle Hotel Properties
Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividends
(in thousands, except ratio data)
(unaudited)

	For the year ended December 31,
	2012	2011	2010	2009	2008
			(A)	(B)
Net income (loss) attributable to common shareholders	$45,146	$12,934	$(24,793)	$(18,770)	$10,630
Discontinued operations	0	(796)	851	(2,412)	(7,444)
Income tax expense (benefit)	9,062	7,048	5,075	4,590	(1,017)
Noncontrolling interests	281	(1)	(191)	352	5,239
Fixed charges	74,999	70,115	63,454	65,042	74,229
Impairment of investment in hotel property	0	0	8,427	0	0
Amortization of capitalized interest	840	792	749	743	576
Distributions from unconsolidated entities	0	0	0	3	25
Capitalized interest	(370)	(459)	(200)	(703)	(3,525)
Earnings	$129,958	$89,633	$53,372	$48,845	$78,713
Fixed Charges
Interest	$50,981	$38,737	$35,593	$36,956	$46,859
Capitalized interest	370	459	200	703	3,525
Amort. of discounts and capitalized cost related to indebtness	1,915	967	907	995	1,348
Preference security dividends	21,733	29,952	26,754	26,388	22,497
Total fixed charges and preference security dividends	$74,999	$70,115	$63,454	$65,042	$74,229
Ratio of earnings to combined fixed charges and preferred share dividends	1.73	1.28	0.84	0.75	1.06

(A)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2010 was approximately $10,082.

(B)	The shortfall of earnings to combined fixed charges and preferred share dividends for the year ended December 31, 2009 was approximately $16,197.